Exhibit 99.1

Golden Star Announces Results of Annual General and Special Meeting

TORONTO, May 2, 2019 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that all resolutions at today's Annual General and Special Meeting were duly passed.

The results of the votes were as follows:

Resolution #1	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To elect the following persons as directors of the Corporation:
(a) Timothy C. Baker	66,057,077	250,809	99.62%	0.38%
(b) Gilmour Clausen	65,872,158	435,728	99.34%	0.66%
(c) Graham Crew	66,047,335	260,551	99.61%	0.39%
(d) Anu Dhir	66,039,983	267,903	99.60%	0.40%
(e) Robert E. Doyle	66,045,973	261,913	99.61%	0.39%
(f) Craig J. Nelsen	66,050,103	257,783	99.61%	0.39%
(g) Mona Quartey	66,033,322	274,564	99.59%	0.41%
(h) Naguib Sawiris	59,066,258	7,241,628	89.08%	10.92%
(i) Andrew Wray	59,230,211	7,077,675	89.33%	10.67%

Resolution #2	Votes For	Votes Withheld	Percentage of Votes For	Percentage of Votes Withheld
To re-appoint PricewaterhouseCoopers LLP as the auditor of the Corporation and to authorize the Audit Committee to fix the auditor's remuneration	90,855,949	581,195	99.36%	0.64%

Resolution #3	Votes For	Votes Against	Percentage of Votes For	Percentage of Votes Against
To pass the Advisory Vote on Named Executive Officer Compensation Resolution as defined in the management information circular of the Corporation dated March 11, 2019[1]	65,539,187	768,699	98.84%	1.16%

Notes to Table:
1. As defined in the Management Information Circular of the Corporation dated March 11, 2019.

Company Profile
Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high-grade, low cost underground mines. Gold production guidance for 2019 is 220,000–240,000 ounces at a cash operating cost per ounce of $620–$680. As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2019/02/c8947.html

%CIK: 0000903571

For further information: Please visit www.gsr.com or contact: Tania Shaw, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 02-MAY-19